SHAH CAPITAL OPPORTUNITY FUND LP

March 17, 2025

Board of Directors

Emeren Group Ltd.

149 Water St. Suite 302

Norwalk, CT 06854

Dear Members of the Board of Directors,

We, Himanshu H. Shah and Shah Capital Opportunity Fund LP (together the “Shah Parties”), are pleased to submit this preliminary non-binding proposal (the “Proposal”) to acquire all of the outstanding ordinary shares and ADS’s (the “Shares” and each individually, a “Share”) of Emeren Group, Ltd., (the “Company”) that are not already owned by Shah Parties in a “going private” transaction on the principal terms and conditions described in this Proposal (the “Transaction”).

As the largest stockholder of Emeren, owning ~36% of the Company’s outstanding common stock, Shah Parties is proposing to acquire all of the remaining outstanding common shares of the Company that are not presently owned for a purchase price of $2 per share. The offer price represents 68% premium over the closing price of the Company’s Shares dated March 14, 2025. Shah Parties will be willing to entertain long-term shareholders that would like to participate in this go-private transaction. We believe that our Proposal provides a very attractive opportunity to the Company’s shareholders.

Set forth below are the key terms of our Proposal. We are confident that the Transaction can be closed on the basis outlined in this Proposal.

I. Purchase Price

We propose to offer, in exchange for each of the Company’s Shares acquired in the Transaction, US$2 in cash.

II. Financing

It is anticipated that the funding for the purchase of all the outstanding Ordinary Shares that are not already owned by Shah Parties will be provided by cash. We plan to finance the transaction with personal cash and the proposed transaction would not be subject to a financing condition. The Shah Parties are interested only in the Proposed Transaction, and that they do not intend to sell their shares in any other transaction involving the Company.

IV. Definitive Documentation

We are prepared to negotiate and finalize definitive agreements (the “Definitive Agreements”), including a merger agreement, as well as other customary agreements for a transaction of this nature. The Proposal is subject to the execution of the Definitive Agreements, each containing terms and conditions typical, customary and appropriate for transactions of this type.

2301 Sugar Bush Rd | Suite 510 | Raleigh, NC 27612 | 919-719-6360 | shahcapital.com

SHAH CAPITAL OPPORTUNITY FUND LP

V. Confidentiality

The Shah Parties will, as required by law, promptly file an amendment to the Schedule 13D with the Securities and Exchange Commission to disclose this Proposal. However, we are sure that you will agree that it is in all of our interests to ensure that we proceed in a confidential manner unless otherwise required by law or until we have executed the Definitive Agreements.

VI. Process

We believe that the Transaction will provide superior value to the Company’s public shareholders. We recognize of course that the board of directors of the Company will evaluate the Transaction independently before it can make its determination whether to endorse it.

We expect that a Special Committee consisting of independent members of the board of directors of the Company (the “Board”) will consider the proposed transaction and make a recommendation to the Board and equity shareholders. We do not intend to proceed with the proposed transaction unless it is approved by the Special Committee. Consummation of the proposed transaction would be contingent on the other customary conditions to closing.

VII. No Binding Commitment

This Proposal is not a binding offer, agreement or agreement to make a binding offer or agreement at any point in the future. This Proposal is a preliminary indication of interest by the Shah Parties and does not contain all matters upon which agreement must be reached in order to consummate the proposed Transaction, nor does it create any binding rights or obligations in favor of any person. The parties will be bound only upon the execution of the Definitive Agreements and then will be on the terms provided therein.

In closing, we would like to express our commitment to working together to bring this Transaction to a successful and timely conclusion. Should you have any questions regarding this Proposal, please do not hesitate to contact us. We look forward to hearing from you.

Sincerely,

By: /s/ Himanshu H. Shah

Himanshu H. Shah

Shah Capital Opportunity Fund LP

By: /s/ Himanshu H. Shah

Name: Himanshu H. Shah

Title: Managing Member

2301 Sugar Bush Rd | Suite 510 | Raleigh, NC 27612 | 919-719-6360 | shahcapital.com